China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

January 21, 2022

VIA EDGAR

Ms. Jennifer O'Brien, Staff Accountant
Ms. Kimberly Calder, Assistant Chief Accountant
Ms. Sandra Wall, Petroleum Engineer
Mr. John Hodgin, Petroleum Engineer
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2020 (“2020 Form 20-F”)
Filed April 20, 2021 (File No. 001-15138) and Response dated October 29, 2021

Dear Ms. O'Brien, Ms. Calder, Ms. Wall and Mr. Hodgin:

We refer to the letter dated December 22, 2021 from the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding certain comments on the 2020 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2021. Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

*            *            *

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information
Risks Relating to the PRC
Government regulations may limit our activities and affect our business operations, page 13

1. We note the revised disclosure provided in response to prior comment 3. Please revise to provide more detailed disclosure explaining how legal and operational risks associated with operating in China could i) result in a material change in the value of your ADSs or

ii) significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please include disclosure that explains the consequences to you and your investors if you do not receive or maintain approvals to offer securities to foreign investors, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

The Company is apprised of the Staff’s recent issuance of a series of comments, including with regard to matters covered under this comment No. 1, to China-based issuers, seeking “more specific and prominent disclosure about the legal and operational risks” associated with such issuers and their operations in China so as to ensure that investors have the information they need to make informed investment decisions. As is evident from the Company’s response set out herein and in its previous response letter to the Staff dated October 29, 2021 (the “First Response Letter”), the Company intends to address the Staff’s comments and, starting with its annual report on Form 20-F for the fiscal year ended December 31, 2021 (“2021 Form 20-F”), provide the relevant disclosures to the extent applicable and necessary to safeguard investor’s rights and interests.

The corporate and governance structure described in the “Statement on Investor Protection Related to Recent Developments in China” by Chair Gary Gensler, dated July 30, 2021, the Sample Letter to China-based Companies issued by the Staff on December 2, 2021, and other recent published staff statements does not apply to the Company. The Company is an operating entity incorporated as a joint stock limited company incorporated China. None of the Company's operations are carried out through offshore holding companies or contractual arrangements involving variable interest entities (“VIEs”). The Company invests in and controls its subsidiaries in China through direct equity ownership as opposed to contractual arrangements. The Company’s corporate governance structure does not involve offshore holding company or VIEs, and the Company, in its capacity as a shareholder, is entitled to rights and interests in its business operations and subsidiaries that are afforded by and protected under PRC law. Investors in the Company are buying shares of a China-based operating entity, instead of a Cayman Islands holding company, and neither the Company nor its investors are subject to regulatory or operational risks associated with the VIE structure.

As a joint stock limited company incorporated in China, the Company is required to apply for the approval of the China Securities Regulatory Commission for its offering of equity securities outside China, which the Company obtained prior to the global offering and listing of its H shares on the Hong Kong Stock Exchange and of its American Depositary Shares (the “ADSs,” each representing 100 H shares) on the New York Stock Exchange, respectively, in October 2020. Considering the above, the Company believes that risks associate with the consequences to the Company or its investors if “[the Company] do[es] not receive or maintain approval to offer securities to foreign investors” or “inadvertently conclude[s] that such approvals are not required,” as indicated by the Staff, do not apply to the Company.

For the foregoing reasons, the Company respectfully submits that various legal and operational risks associated with operating in China that have been identified by the Staff, are, due to their nature, of no relevance to the Company. Nonetheless, the Company intends to address the Staff’s comments to the extent applicable, and undertakes to, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” to read as follows (marked against the proposed language as set forth in the Company's response to comment No. 3 in the First Response Letter), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Changes in government regulations and legislation may limit our activities and affect our business operations and the price of our ADSs, and result in risks that affect our future financing plans and securities offerings, the liquidity of our investors, and the enforcement of court judgment and shareholders’ rights.

As a company established and operating in China, we are required to comply with PRC laws and regulations and are subject to the PRC government’s supervision. The PRC government, ~~though~~ gradually liberalizing its regulations on entry into the petroleum and petrochemical industry, continues to exercise certain controls over such industry in China. These control mechanisms include granting the licenses to explore for and produce crude oil and natural gas, granting the licenses to market and distribute crude oil and refined oil products, setting periodically the upper limit of the retail prices for gasoline and diesel, collecting special oil income levies, deciding import and export quotas and procedures, setting safety, environmental and quality standards, and formulating policies to save energy and reduce emission. In addition, the PRC government may continue to make and adopt changes to its existing macroeconomic and industry policies for the petroleum and petrochemical industry, including further reforming and improvement of pricing mechanism of refined oil products and natural gas, which could impact the development of the petroleum and petrochemical industry in China and the production and operations of the market players in such industry. Our board of directors and management, when developing and formulating our business plan and operating strategies, are required to take into consideration of those control mechanisms and industry policies, some of which may impose constraints and limitations on our business planning and strategy-making, and ~~in turn have adverse effects (including~~ we cannot assure you there will not be material adverse effects~~)~~ on our operations and profitability.

In light of the dynamic nature of the Chinese economy and the continuing evolvement of the PRC legal system, the PRC authorities may ~~from time to time~~ promulgate new laws and regulations regulating the petroleum and petrochemical industry, or overall investment and market activities in general, and may influence the implementation of our established business plans and operation strategies. While certain legislative changes are required by law to go through review and comment procedures open to certain market participants or the general public, and to the extent that such changes are made to regulate our business operation, we may have the opportunity to participate in such review and comment procedures during the policy and rule-making process, we cannot assure you that the rules or policies finally adopted will be in our favor. The new regulations and policies or the amendment to the current ones~~, sometimes with~~

~~short~~ or no ~~transition period,~~ may subject us to enhanced compliance scrutiny, result in more compliance costs and expenses, or otherwise adversely ~~influence~~affect our business by requiring adjustments to our business plans and operations. For example, the PRC government has recently adopted, and may further adopt, stricter laws and regulations with respect to the environment protection and carbon emission, the compliance of which may lead to higher operating costs and expenses, and a prolonged project development timetable. As a result of those new or amended rules and policies, we may not have control over the timing or outcome of approvals of certain of our planned projects, and may encounter significant constraints on our ability to implement our business strategies, to develop or expand our business operations or to maximize our profitability, which could in turn ~~result in an adverse change (including a material adverse change) in~~ adversely affect our operations by raising our operating costs and lowering our profits or otherwise impeding our efforts to improve our operation efficiency and profitability, and further adversely affect the market expectations of our business operations. Depending on the extent to which our operations are so affected, the value of our ADSs may significantly decline ~~could cause the value of our ADSs to decline~~.

In addition,  as a PRC company with equity securities listed in PRC, Hong Kong and U.S., we are required to obtain the approval of the China Securities Regulatory Commission (the “CSRC”) for any public offering of equity securities. We have received from the CSRC the approval for our public offerings of equity securities in the past, however, we cannot assure you that we will timely receive such approval if we wish to make any new equity offerings in the future. If we fail to obtain the requisite approvals with respect to future offerings of our equity securities to foreign investors, or if we inadvertently conclude that such approvals are not required, our ability to execute our financing and equity offering plans may be significantly limited or completely hindered. In the absence of alternative sources of financing, this could impede our efforts to improve our liquidity or expand our business operation, and we cannot assure you there will not be material negative impacts on our financial conditions and result of operations, and a significant decline in the value of our ADSs. ~~As a result, our ability to raise capital through equity securities issuances in the future may be hindered.~~

In addition, foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. While we have not been denied of our applications for foreign exchange for the payment of our dividends, we cannot rule out the possibility that such control and limitation could affect our ability to obtain foreign exchange to pay cash dividends declared on our H shares (including ADSs representing our H shares). Consequently, we cannot assure you that your investment will not be subject to foreign exchange payment risks as a result of these foreign exchange control measures. See “Risks Relating to the PRC ― Government control of currency conversion and exchange rate fluctuation may adversely affect our operations and financial results.”

Furthermore, the primary sources of our shareholder rights are our articles of association, the PRC Company Law and the Listing Rules of the Hong Kong Stock Exchange, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. In general, the protection of shareholder’s rights and access to information granted by their respective provisions are different from those applicable to companies incorporated in the United States and other Western countries, and are constantly evolving. While China has become a signatory to various treaties providing for the recognition and enforcement of certain foreign judgments in general, whether a specific judgment issued by a foreign court is capable of being recognized or enforced in China is still subject to uncertainties. Therefore, our investors may be faced with risks associated with the enforcement of court judgements and shareholders rights. See  “Risks Relating to the PRC ― Risks relating to enforcement of shareholder rights; Mandatory arbitration.”

2. The revised disclosure provided as part of your response to prior comment 4 does not appear to adequately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could also result in a material change in your operations and/or the value of your ADSs. Please revise your disclosure in this regard.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

3. The revised disclosure provided as part of your response to prior comment 5 does not appear to adequately address the liquidity and enforcement risks that operating in China poses to investors, including risks and uncertainties regarding the enforcement of laws. Please revise your disclosure in this regard.

In addition, please specifically address the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

4. Please expand the revised disclosure provided with your response to prior comment 5 to more clearly explain how regulatory, liquidity, and enforcement risks from operating in China could result in a material change in your operations and/or the value of your ADSs.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor titled “Government regulations may limit our activities and affect our business operations” as set out in its response to the Staff’s comment No. 1 above.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted ..., page 15

5. We note your risk factor disclosure states your ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. Please revise to state that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. In addition, expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the risk factor originally entitled “Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially affect the value of your investment” to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

~~Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection. Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially affect the value of your investment.~~ The Public Company Accounting Oversight Board has determined that it is unable to inspect or investigate completely registered public accounting firms headquartered in China, including our auditor, because of a position taken by one or more authorities in China. As a result, our ADSs may be delisted or prohibited from trading in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, the occurrence or threatened occurrence of which may materially affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or

ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. ~~The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.~~  On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The PCAOB issued a HFCA Act Determination Report to the SEC on December 16, 2021, notifying SEC of its determination that that it is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China (the “PCAOB PRC Determination”). Our auditor is subject to the PCAOB PRC Determination.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. These rules apply to certain registrants, or the SEC-Identified Issuers, that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Identification of SEC-Identified Issuers will be made for fiscal years beginning after December 18, 2020. In other words, because our auditor is subject to the PCAOB PRC Determination, we may be classified as an SEC-Identified Issuer after we have filed our annual reports for fiscal year ended December 31, 2021. The final rules also provide an update to the interim final rules adopted on March 24, 2021 in terms of the submission and disclosure requirements of the HFCA Act which must be followed by an SEC-Identified Issuer in the annual report for each year in which it is so identified. The SEC will also delist or impose an initial trading prohibition on a registrant as soon as practicable after it is conclusively classified as a SEC-Identified Issuer for three consecutive years under the final rules.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years. Furthermore, the SEC may propose additional rules or guidance that could impose more stringent disclosure requirements or more unfavorable delisting and/or trading prohibition timeline under the HFCA Act regime.

~~The  SEC may propose additional rules or guidance that could impact us. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations~~

~~were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. It is unclear whether the SEC will adopt new rules or amendments to existing rules, when such rules or amendments will become effective and to what extent, if at all, will the PWG recommendations be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be affected, and our securities could be delisted or prohibited from being traded “over-the-counter,” which may substantially impair the investors’ ability to sell or purchase our ADSs.~~

~~The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.~~

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

If our auditor is subject to the PCAOB PRC Determination and as a result we are classified as a SEC-Identified Issuer, our securities could, within a certain period of time after such determination and classification, be delisted or prohibited from being traded over-the-counter under the HFCA Act. Further, uncertainties relating to potential legislative changes in this area could cause the market price of our ADSs to be materially affected and our securities to be delisted or prohibited from trading earlier than the timeframe that is currently provided under the HFCA Act. If our securities are not listed on any other securities exchange then, such a delisting or trading prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting or trading prohibition would have a negative impact on the price of our ADSs.

Item 4. Information on the Company
B. Business Overview
Exploration and Production, page 19

6. We note your response to comment 9; however, the change categories and associated volumes you provided relate to total proved reserves instead of proved undeveloped reserves. Refer to the disclosure requirements regarding material changes in proved undeveloped reserves in Item 1203(b) of Regulation S-K. We reissue the comment.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” relating to proved undeveloped reserves. As an illustration, for the fiscal year ended December 31, 2020, the relevant disclosures would have read as follows:

Noteworthy changes in proved undeveloped reserves during the year of 2020 are as follows
•
our proved undeveloped crude oil reserves decreased by 0.08 million barrels, resulting from a conversion of 42.74 million barrels from proved undeveloped crude oil reserves to proved developed reserves due to our production activities and a downward revision of 5.76 million barrels to a cut-back of our drilling plan for cost control purposes, partially offset by an increase of 48.43 million barrels of proved undeveloped crude oil reserves due to extension.

•
our proved undeveloped natural gas reserves increased by 633.37 billion cubic feet, resulting from an increase of 778.07 billion cubic feet of proved undeveloped natural gas reserves due to extension, partially offset by a conversion of 139.14 billion cubic feet from proved undeveloped natural gas reserves to proved developed natural gas reserves due to our productions activities and a downward revision of 5.56 billion cubic feet as we scaled back our drilling activities for cost control purposes.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserve Quantities Information, page S-4

7. We have read your response to comment 15, and note the proved reserve volume changes you provided in your response to comment 9 relate to the total change for each category with no narrative explanation for all of the contributing factors, including offsetting factors, which made up each individual change category. Expand your disclosure to clearly address all contributing factors and the associated volumes for each change category, so that the changes in the total proved reserves between each of the periods presented are fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

The Company respectfully submits that it will, starting with its 2021 Form 20-F, revise the disclosures under “Item 4. Information of the Company – B. Business Overview – Exploration and Production – Oil and Natural Gas Reserves” to expand its disclosures of, and to supplement Table IV: Reserve Quantities Information by way of footnotes with information relating to, material changes to proved reserves. As an illustration, for the fiscal year ended December 31, 2020, the relevant disclosures and footnotes would have read as follows:

During the year of 2020, our proved crude oil reserves and proved crude oil reserves of our equity method investees decreased by 198.35 million barrels, as a result of:
•	a decrease of 280.22 million barrels due to production activities;
•
a downward revision of previous estimate by 148.78 million barrels primarily due to fluctuations in commodity prices, costs and changes in other economic factors, comprising a downward revision of 293.19 million barrels due to reduced crude oil price, partially offset by an upward revision of 62.54 million barrels due to cost control, an upward revision of 66.08 million barrels due to improved production efficiency of existing wells, an upward revisions of 9.46 million barrels resulting from the conversion of probable reserves to proved reserves of some of our overseas reserves, and an upward revision of 6.35 million barrels due to the extension of our existing licenses;

•
an increase of 109.21 million barrels by reason of the adoption of technologies and methods such as infill well production, gas displacement and chemical displacement which improved our recovery rate; and

•	an increase of 121.45 million barrels due to the extension of and new discoveries in Shengli, Shunbei and Chunfeng and other oil production fields.

During the year of 2020, our proved natural gas reserves and proved natural gas reserves of our equity method investees increased by 964.97 billion cubic feet, as a result of:
•	a decrease of 1,069.14 billion cubic feet due to production activities;
•
an upward revision of previous estimate by 171.39 billion cubic feet of proved natural gas reserves primarily due to fluctuations in commodity prices, costs and changes in other economic factors, comprising an increase of 40.94 cubic feet due to cost control and an increase of 168.22 million barrels due to improved production efficiency of existing wells, partially offset by a decrease of 37.76 billion cubic feet resulting from a decrease in gas price;

•
an increase of 691.75 billion cubic feet by reason of the adoption of technologies and methods such as supercharged developing technology, high efficiency adjustment and infill well production which improved our recovery rate; and

•	an increase of 1,170.96 billion cubic feet due to the extension of and new discoveries in West Sichuan, Shunbei and other gas fields.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table V: Standardized Measure of Discounted Future Net Cash Flows, page S-7

8. We have read your response to comments 16 and 17, and note your basis for excluding your estimates of net asset retirement obligations as part of the future development costs used in the calculation of your standardized measure is guided by FASB ASC paragraph

932-235-50-31. However, clarification regarding the treatment of cash flows related to the settlement of asset retirement obligations is provided in the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” which references FASB ASC paragraphs 932-235-50-30, 932-235-50-31, and 932-235-55-6, is found under Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010- 03 Extractive Activities-Oil and Gas (Topic 932) and notes that “future cash flows related to the settlement of an asset retirement obligation are included in the disclosure.” Please revise your presentation to properly reflect cash flows related to the settlement of asset retirement obligations.

The Company acknowledges the Staff’s comments and agrees that future cash flows related to the settlement of asset retirement obligation should be included in the caption “future development cost” in Tables V and VI. However, as articulated below, the Company believes this deviation is not material to our previously disclosed information to require a restatement for the reasons articulated below. The Company respectfully submits that it will, starting with its 2021 Form 20-F, include future cash flows related to the settlement of an asset retirement obligation in the disclosure. Accordingly, the Company will revise the tables for 2020 and 2019 when it files its 2021 Form 20-F. The revised disclosure is presented below:

Pursuant to Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas (Topic 932), the Company has revised the future development cost attributable to China for the years ended 2019 and 2020 in Table V and Table VI to include future cash flows related to the settlement of asset retirement obligations.

Table V	2018			2019			2020
	RMB in million			RMB in million			RMB in million
	As previous reported	Revision	As revised	As previous reported	Revision	As revised	As previous reported	Revision	As revised
China
Future cash flows	854,563		854,563	856,037		856,037	589,659		589,659
Future production costs	(376,532)		(376,532)	(377,692)		(377,692)	(271,824)		(271,824)
Future development costs	(19,300)	(54,798)	(74,098)	(22,216)	(56,188)	(78,404)	(23,902)	(53,757)	(77,659)
Future income tax expenses	(40,651)	-	(40,651)	(39,634)	-	(39,634)	(10,521)	-	(10,521)
Undiscounted future net cash flows	418,080	(54,798)	363,282	416,495	(56,188)	360,307	283,412	(53,757)	229,655
10% annual discount for estimated timing of cash flows	(126,617)	38,638	(87,979)	(126,175)	39,568	(86,607)	(86,127)	33,421	(52,706)
Standardized measure of discounted future net cash flows	291,463	(16,160)	275,303	290,320	(16,620)	273,700	197,285	(20,336)	176,949

The Group
Future cash flows	868,058		868,058	869,402		869,402	595,159		595,159
Future production costs	(381,893)		(381,893)	(384,417)		(384,417)	(275,409)		(275,409)
Future development costs	(22,310)	(54,798)	(77,108)	(27,065)	(56,188)	(83,253)	(27,028)	(53,757)	(80,785)
Future income tax expenses	(42,728)		(42,728)	(40,720)		(40,720)	(11,758)		(11,758)
Undiscounted future net cash flows	421,127	(54,798)	366,329	417,200	(56,188)	361,012	280,964	(53,757)	227,207
10% annual discount for estimated timing of cash flows	(126,910)	38,638	(88,272)	(126,203)	39,568	(86,635)	(87,579)	33,421	(54,158)
Standardized measure of discounted future net cash flows	294,217	(16,160)	278,057	290,997	(16,620)	274,377	193,385	(20,336)	173,049

Table VI	2018			2019			2020
	RMB in million			RMB in million			RMB in million
	As previous reported	Revision	As revised	As previous reported	Revision	As revised	As previous reported	Revision	As revised
The Group
Sales and transfers of oil and gas produced, net of production costs	(88,802)		(88,802)	(85,821)		(85,821)	(58,449)		(58,449)
Net changes in prices and production costs	98,952		98,952	(25,442)		(25,442)	(122,641)		(122,641)
Net changes in estimated future development cost	(5,468)	(2,362)	(7,830)	(10,108)	(460)	(10,568)	(7,912)	(3,716)	(11,628)
Net changes due to extensions, discoveries and improved recoveries	41,385		41,385	61,465		61,465	44,602		44,602
Revisions of previous quantity estimates	22,040		22,040	12,995		12,995	(11,211)		(11,211)
Previously estimated development costs incurred during the year	9,507		9,507	9,737		9,737	6,684		6,684
Accretion of discount	22,405		22,405	32,407		32,407	31,940		31,940
Net changes in income taxes	(28,894)		(28,894)	1,547		1,547	19,375		19,375
Net changes for the year	71,125	(2,362)	68,763	(3,220)	(460)	(3,680)	(97,612)	(3,716)	(101,328)

The Company maintains disclosure controls and procedures that are designed to ensure the accuracy and completeness of information required to be disclosed in reports filed by us under the U.S. Securities Exchange Act of 1934 (Exchange Act), as amended. In relation to disclosure requirement on Amendments to the XBRL Taxonomy, Accounting Standards Update No. 2010-03 Extractive Activities-Oil and Gas (Topic 932), the company is aware of the requirement to include asset retirement obligations in the standardized measure of discounted future net cash flow.  Management has assessed the impact of the non-inclusion on an annual basis. The Company concluded that the non-inclusion of asset retirement obligations did not have a material impact on the information presented and therefore the Company did not include such amount in presenting standardized measure of discounted future net cash flows in 2020 20-F report.

Individual Line Item Analysis: Table V

When evaluating the impact of the deviation to the individual line items of the Standardized Measure calculation, there are quantitatively significant changes to some of these line items. However, we did not believe that these individual line items were material to the total mix of information included in the financial statements taken as a whole. To the extent that an investor is going to utilize this information, we believe they will evaluate the net discounted cash flow amount and not the individual components that are used to calculate that amount for the reasons articulated below.

The individual line items in the Standardized Measure are not comparable with the discounted net cash flow amount (i.e., there is not a linear relationship) due to the application of discounting. The undiscounted cash flows will be spent or received over a 17-year time horizon. As presented in the undiscounted numbers of the Standardized Measure disclosures, cash received or paid in one year has the same value as cash received or paid in 17 years. However, these same cash flows have significantly different values when presented on a discounted basis. Thus, without the appropriate discounting, certain cash flows can appear overweighted or underweighted in a particular line item depending on the timing of those cash flows in relation to others. For example, the vast majority of the future development costs in the Standardized Measure relate to the drilling and completion of proved undeveloped reserves existing as of each measurement date, and the Company must have plans to develop those proved undeveloped reserves within 5 years of their initial recognition. Accordingly, the costs associated with developing these reserves will all be incurred within the 5 years following each measurement date. In addition, these costs may vary significantly from measurement date to measurement date based on the actual timing of the development of our reserves and changes to future development plans. The Company’s retirement costs, on the other hand, include costs related to all of the Company’s proved reserves and will be incurred over the next 17 years and are relatively stable from period to period as the majority of our proved reserves are already developed. When such amounts are collapsed into a single undiscounted number, as presented in the standardized measure disclosure, it skews the significance of retirement costs to this line item. We believe a reasonable investor would not view undiscounted cash flows the same way they view discounted cash flows, and that a reasonable investor would consider the timing of when cash is received or paid in utilizing the information included in the individual line items of the Standardized Measure calculation.

Standardized Measure Analysis: Table V

Based on the table above, the deviation in the presentation of the standardized measure of discounted future net cash flows attribute to total amount was 5.5% in 2018, 5.7% in 2019 and 10.5% in 2020.  Given the nature of the estimates that need to be used in preparing this information, the Company does not believe that the deviation is quantitively material. In 2020, faced with the global COVID-19 pandemic and a severe economic recession worldwide, international oil prices fluctuated and experienced a historic slump. The spot price of Platt’s Brent for the year averaged USD 41.67 per barrel, down by 35.2% year on year. This has led to the company's use of an average oil price in calculating 2020 standardized measure of future cash flow at the lowest level of the past five-years, which in turn resulted in a lower 2020 standardized measure of future cash flow. Therefore, the corresponding percentage of the deviation for 2020 as to the standardized measure of future cash flow increased to 10.5%. The Company considers 2020 to be unique, under the circumstance that the average oil price is at a historic low; the average price of 2021 reached USD 71 per barrel. Accordingly, the impact of excluding asset retirement costs in the standardized measure of net cash flow will be reduced in 2021.

We understand that the Staff has made public comments indicating that one situation in which a quantitatively significant deviation can be immaterial is when a company has breakeven results.

This can occur when events or transactions reduce the denominator used to calculate the percentage impact of an deviation to an unusually low amount. For example, assume a company historically has reported net income of $1 million but in the current year reports net income of $100 thousand. If there is a deviation of $10 thousand in the current year it would not necessarily be a material deviation even though it is 10% of pretax income in the current year. In this situation, it is necessary to evaluate the total mix of information and what a reasonable investor would consider to be material.

The Company believes given the significant reduction in the Standardized Measure the impact of its deviation is analogous to the break-even results or significant decline because of an unusual or infrequent event – e.g., impact of COVID 19.

Table VI

The Company believes that the deviation in the net change in the standardized measure attributable to future development cost is insignificant to the total net change and more importantly insignificant in relation to the primary reasons for the change – e.g., changes in prices in 2020.

Other Factors

Impact to the financial statements and footnotes. The Standardized Measure is presented in the “Supplemental Disclosures about Oil and Gas Producing Activities” section of our Form 20-F, which follows the notes to the financial statements and is unaudited. It does not impact any amounts recorded in the Company’s primary financial statements, disclosed in the accompanying footnotes or any of the other items disclosed in the supplemental disclosures. Therefore, the corrections to our Standardized Measure to include asset retirement costs cannot and will not have any impact to the rest of the financial statements or to metrics important to users of our financial statements, including the amounts recorded in our consolidated balance sheets for oil and gas properties and asset retirement obligations (“ARO”) or the amounts recorded in our consolidated statements of operations and cash flows for depletion, depreciation and amortization and impairment of our oil and gas properties.

Estimation. As the Standardized Measure is forward-looking, it is based on estimates, which are inherently imprecise and subject to uncertainties and could differ significantly from actual results. These estimates are based on several projections including estimated future revenues and costs, the timing of future drilling and completion activities and the prescribed discount rate of 10%, which may differ from the actual time value of the related cash inflows and outflows. This results in a large degree of imprecision which we have disclosed in our supplemental disclosures about oil and gas producing activities and in the risk factors within our 2020 Form 20-F. This high degree of uncertainty surrounding the cash flow information in the Standardized Measure disclosures inherently results in quantitatively larger deviations being of less qualitative significance, particularly in relation to the financial statements taken as a whole.

Other available information on retirement . We do not believe that a reasonable investor uses the Standardized Measure calculation for estimates of retirement costs, and inclusion of retirement costs in these disclosures will not provide them with any better or more precise information. Future retirement costs can be better estimated or modeled by using the ARO recorded on the Company’s balance sheet, which is based on expectations of inflation, a company-specific discount rate (rather than the 10% rate specified in the guidance) and other fair value assumptions. Furthermore, ARO allows users of the Company’s financial statements to separately analyze retirement costs, whereas in the corrected Standardized Measure these costs will be included with future development costs and therefore not separately analyzable.

Impact to key performance metrics. The omission of retirement costs from the Standardized Measure does not impact the Company’s earnings or any key performance metrics we believe are primarily utilized by our investors such as revenue, sales volume, profit, earnings per share, operation cash flow etc.

9. Tell us if you have included the net asset retirement costs in the calculation of your standardized measure for the Other Countries. If you have not included these costs, please refer the comment above and explain to us the disclosure revisions you will undertake relating to your presentation of the standardized measure and the changes therein to assure compliance with the regulatory requirements pursuant to FASB ASC 932.

The Company respectfully advises the Staff that the Company has included the net asset retirement costs in the calculation of standardized measure for the Other Countries.

10. We note that the Group’s undiscounted future net cash flows attributable to the Other Countries for the year ended December 31, 2020 are negative before adjustments related to the future income tax expense. Please explain the factor(s) that cause the future cash flows to be negative and expand your disclosure to include the description of these factor(s). Refer to the disclosure requirement in FASB ASC 932-235-50-36 regarding an explanation.

The Company respectfully advises the Staff that the reason of the Group’s negative undiscounted future net cash flows attributable to the Other Countries for the year ended December 31, 2020 is that the Company has included the net asset retirement costs in the calculation of standardized measure for the Other Countries. The Company respectfully submits that it will, starting with its 2021 Form 20-F, expand its disclosures to include the description of the factors that cause the future cash flows to be negative.

11. If your cash flows attributable to Other Countries are negative for reasons other than the inclusion of the net asset retirement costs, tell us why the associated reserves meet the requirements to be classified as proved reserves at December 31, 2020. Refer to the definitions of economically producible, proved reserves, and reserves in Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in formulating your response.

The Company respectfully advises the Staff that there is no other reason than the inclusion of net asset retirement costs in the calculation that caused the cash flows attributable to Other Countries are negative.

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Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors